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09057734

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9090 DEADMAN HILL RD

CASHMERE	WA	98815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SCHOENING (509) 782-3039
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan, LLP
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 12 2009
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SEC Mail Processing Section
FEB 26 2009
Washington, DC
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CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY SCHOENING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Central Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN R WIERIMA
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NOTARY
PUBLIC
OCTOBER 1, 2012
STATE OF WASHINGTON

Megan R Wierima
Notary Public

Barry Schoening
Signature

PRESIDENT/PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

CENTRAL SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Central Securities, LLC
Cashmere, Washington

We have audited the accompanying statement of financial condition of Central Securities, LLC as of December 31, 2008, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

January 26, 2009

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

CENTRAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash	3,950
Deposits with clearing organization	224,451
Deposits with other broker/dealer	141,542
Receivable from clearing organization	293,674
Accrued interest receivable	21,324
Securities owned, at market value	563,166
Prepaid expenses	3,270
	$ 1,251,377
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Payable to clearing organization	521,649
Accounts payable	4,504
Total liabilities	526,153
Members' Equity	725,224
	$ 1,251,377

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenue	
Net gains on sales of securities	$ 861,189
Interest and other income	144,142
	1,005,331
Expenses	
Interest	158,046
Ticket charges	70,925
Trading expense	38,000
Data subscriptions	36,000
Salaries and payroll taxes	34,717
Licenses, registrations, and taxes	23,008
Professional fees	15,420
Communications	11,276
Other	11,690
	399,082
Net income	**$ 606,249**

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	694,975
Net income		606,249
Distributions		(576,000)
Balance, December 31, 2008	$	725,224

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 606,249
Adjustments to reconcile net income to net cash flows from operating activities	
Net unrealized loss on securities	21,286
Change in operating assets and liabilities	
Deposits with clearing organization	225,959
Deposits with other broker/dealer	(112,052)
Receivable from clearing organization	(180,288)
Accrued interest receivable	279
Securities owned	2,721,696
Prepaid expenses	9,000
Payable to clearing organization	(2,721,696)
Accounts payable	512
Net cash flows from operating activities	570,945
Cash Flows from Financing Activity	
Distributions to members	(576,000)
Decrease in cash	**(5,055)**
Cash, beginning of year	9,005
Cash, end of year	$ 3,950
Supplemental Cash Flow Information	
Cash paid during the year for interest	$ 158,046

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Central Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling government and private label mortgage-backed securities, and holding these types of interest-bearing securities for the Company's own account.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC. The Company has a finite life and is scheduled to terminate in 2070.

The Company uses facilities and equipment provided by its owners (without charge). Any charges that could be allocated to the Company are not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements. As of December 31, 2008, the Company had deposit levels with clearing organizations exceeding the requirements.

Amounts due to the clearing organizations bear interest at approximately the Federal funds rate plus 1.5% (resulting in a rate of 1.6% at December 31, 2008) and are secured by securities owned.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned, securities sold but not yet purchased, and contracts to purchase securities in the future are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations. The fair value measurement of these securities was determined using observable market inputs consisting of quoted values of similar securities in an active market (Level 2 under the fair value hierarchy).

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Note 2. Securities Owned

Securities owned are all interest-bearing and, at December 31, 2008, are composed of:

Federal Home Loan Mortgage Company	$ 279,125
Federal National Mortgage Association	141,013
Federal Home Loan Bank	58,668
Private label mortgage-backed securities	52,097
Government National Mortgage Association	32,263
	$ 563,166

Note 3. Trading Activities and Related Risks

The Company actively trades government and private label mortgage-backed interest bearing securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by trading either governmental agency securities or securities that are AAA rated by two or more debt security rating services. The Company's counterparty risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are generally used to hedge the risk associated with owning debt securities. At December 31, 2008, there were no futures contracts that had not been settled. Net realized and unrealized gains and losses from futures contracts are included in the net gains on sales of securities in the accompanying statement of operations. For the year ended December 31, 2008, there was a net realized loss on futures contracts of $490,318. These amounts are included in net gains on sales of securities in the statement of operations. The deposit with other broker/dealer in the statement of financial condition is a deposit with the broker/dealer the Company uses to trade these futures contracts.

In addition to the general hedging activities, the Company may engage in other future contracts as part of its general trading strategy. During 2008, the Company engaged in short-sales of crude oil, and recorded a net realized loss of $51,630. This amount is also included in net gains on sales of securities in the statement of operations.

Note 4. Subsequent Event

On January 14, 2009, the Company's members withdrew $100,000 from the Company.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2008, the Company had computed net capital of $564,575, which was in excess of the required net capital level by $464,575. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 0.008 to 1.

SUPPLEMENTARY INFORMATION

CENTRAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL

Members' equity	$	725,224
Deductions		
Other assets		3,270
Haircuts on security positions		
United States Agency obligations and obligations of organizations established by the United States		152,690
Private label mortgage-backed interest-bearing securities		4,689
Net capital		564,575
Minimum net capital		100,000
Excess net capital	$	464,575

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and other liabilities	$	4,504
Total aggregate indebtedness	$	4,504

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		0.8%
Ratio of aggregate indebtedness to net capital		0.008 to 1

Central Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

CENTRAL SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2008

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 564,575

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Central Securities, LLC
Cashmere, Washington

In planning and performing our audit of the financial statements of Central Securities, LLC ("the Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguard securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

January 26, 2009

END